[SHAWCORE DEVELOPMENT CORP. LOGO]

From:
Gary Burkinshaw
Chief Executive Officer
Shawcore Development Corp.
329 Manchester Road
Deepcar, Sheffield
England, S36 2RB

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To Whom It May Concern:

On behalf of Shawcore Development Corp. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated November 10, 2009 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

General

1) In response to the suggestion that the Company may qualify as a blank check company, as defined in Rule 419 of Regulation C we submit the following response:

     The Company is not a blank check company as defined in Rule 419. Pursuant to Rule 419, a blank check company is a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934. According to SEC Release No. 33-6932, Rule 419 does not apply to a development stage company with a specific business plan, "even if operations have not commenced at the time of the offering."

     The bulleted items in the SEC Letter do not establish that the Company has no specific business plan, or intends to engage in a merger or acquisition. As to the first bulleted item, the SEC made it clear being a development stage company in and of itself is not dispositive. The next three bulleted items pertain to the level of operations that the Company has engaged in. As stated in Release No. 33-6932, however, it is inappropriate in the analysis of a blank check company to gauge whether the company has even commenced operations; the appropriate test therefore is whether the company has a specific business plan or purpose, or whether that purpose is to engage in a merger or acquisition with another entity.

     Addressing the final two bulleted items, the Company has a specific business plan. Looking to the Company's overall plan and purpose, as more fully described in the Company's amended registration statement, it is evident that the Company is in the development stage and engaged in the business designing and constructing eco-friendly self assembly housing and storage structures.

     Even if the test was to examine the level of operations that the Company has commenced, which it is not, the bulleted items in the SEC Letter are taken away from the context in which they appear in the registration statement. Moreover, they are isolated from the balance of the description of business and plan of operation provided in the Registration Statement that establish that active steps have been taken to further the Company's business plan. As an example, even though the Company has insufficient capital to implement the entirety of its business plan, as the staff points
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     out, the Company has been successful in raising capital, and has $19,737 in cash as of August 31, 2009 to further its business plan. The Company's assets at the time of filing the Registration Statement included not only the $19,737 in cash and the supply agreement as stated on the SEC Letter, but also computer software was purchased on May 6, 2009 and was included in the financial statements ending August 31, 2009. Details regarding the design software purchase have been added to the disclosure in the amended filing. In addition since the filing of our Registration Statement on September 14, 2009 we have completed additional work on our corporate website, with the addition of product and billing information as well as payment services and have purchased $1,200 worth of lumber from UAB Stillmeda. The lumber was bought as a result of our first order. A shed was ordered in person and accounts receivable of $3,500 has been credited to current assets for the quarter ending November 30, 2009.

     The Company has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. There is nothing stated in the Registration Statement to evince a present business intent to engage in a merger, consolidation or change in control.

2) In response to the suggestion that the Company meets the requirements to be defined as a shell company we submit the following response:

     Rule 144(i) and Rule 405 defines a shell company as a company that is an issuer that has: (1) No or nominal operations; and (2) Either: i. No or nominal assets; ii. Assets consisting solely of cash and cash equivalents; or iii Assets consisting of any amount of cash and cash equivalents and nominal other assets.

     As we are a registrant with assets including cash, computer software, a supply agreement, inventory consisting of lumber, and accounts receivable, we believe we do not fit the requirements as defined in Rule 405 and Rule 144(i).

Registration Statement Cover Page

3) The approximate date on which we place to commence the proposed sale to public has not been decided and is dependent on our ability to procure a market maker and listing on the Over The Counter Bulletin Board.

Prospectus Cover Page

4) In accordance with the staff's comment, the registration statement has been revised to reflect net proceeds to be received on a per share basis and the total proceeds to be received in the event the selling shareholders sell their shares at $0.07 per share.

5) In accordance with the staff's comment, the Company added reference to the page number where the Risk factors section begins.

6) In accordance with the staff's comment, the Company revised the disclosure to explain that the relationship between the selling shareholders and Gary Burkinshaw is one of either family ties or pre-existing and substantive relationships.
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Risk Factors, Page 4

7) Language has been removed regarding any lack of training leading to ineffective internal control and misstatements to financial statements.

8) The language used in the risk factor on Page 6 of the Registration Statement has been changed in order to accurately describe the risk to investors.

9)   The word traded has been removed from the disclosure.

10)  The forward looking statements language has been revised:

     "This discussion contains certain statements which may be viewed as forward-looking statements that involve risks and uncertainties. When used herein, the words "believes", "anticipates", "expects" and similar expressions are intended in certain circumstances, to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those projected, including the risks of a startup company becoming profitable and raising the funds required to do so. Given these uncertainties, you are cautioned not to place undue reliance on such statements. There are no assurances the company can fulfill such forward-looking statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the company. Some of these risks include changes in government regulations, lack of financing and undercapitalization, inability to compete on a price level with competitors, loss of supply contracts, and increases in shipping costs."

11)  The word "partners" has been replaced with "nominees". Nominee in this section is referred to as:

     a. person or entity who is requested or named to act for another, such as an agent or trustee.
     b.   a potential successor to another's rights under a contract.

Description of Business, Page 15

12) All our wood products (structural/flooring/otherwise) will be eco-certified or from recycled products. In addition we intend to offer solar, wind and other renewable energy sources to power our products in a clean and efficient manner even in locations away from a power grid. At present we have entered into discussions with Helix Wind based in San Diego, CA, regarding incorporation of the residential wind generation products they currently produce. The following language has been added to the business description section to expand:

     "Our business model is to procure our raw materials (lumber, flooring, tacking, electrical, support, and roofing) from green sources. By green sources it is meant that our lumber and other wood based products will come from eco-certified forests, and recycled materials. The electrical and power generation products we will supply and incorporate into our design will be energy and waste efficient. The actual construction and design of our products will be conducted so that material waste is kept to a minimum.

     We intend to provide order options to include wind and solar power, as well as a variety of flooring and roofing choices so that the client can chose the specifications that best meet their needs and wants."
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13)  Please see revised Business Description and Plan of Operations sections for a more detailed explanation of how we plan to build and package our product:

Marketing, Page 16

14) We intend for our website to be fully operational by January of 2010. The only necessary work left to complete is the payment processing software.

Employees, Page 17

15)  Language has been added.

Offices, Page 17

16) Language has been added to provide the reasoning for our current office to not be suitable for anticipated operations:

     "Our office is currently located at 329 Manchester Road Deepcar, Sheffield England, S36 2RB. Our telephone number is 011 44 114 288. This location does not have the storage capacity for inventory required by our anticipated operations."

Government Regulations, Page 17

17)  Language has been revised.

Research and Development, Page 17

18)  Language has been revised:

     "We have not conducted any research or development nor incurred any research or development expenditures since our incorporation."

Market for Common Equity and Related Stockholder Matters, page 18

19)  The typing error has been changed to represent the accurate number of
     53,750

Plan of Operation, page 19

20) Please be advised that the disclosure has been revised to reflect that this is a registration statement for the resale of shares by the selling shareholders. It is not a registration statement for a public offering.

21)  The main requirements for tools have been added to the disclosure:
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     "Shop table, saw horses, circular saw, power drill, jigsaw, orbital sander, clamps, bench grinder, table saw, router, miter saw, storage, shop vacuum,"

22)  Comments related to time frame to begin operations have been removed.

Available information, Page 23

23)  The statement has been deleted.

Where you can find more information

24) The disclosure has been revised to avoid confusing investors about whether an annual report will be delivered to shareholders. We simply stated that an annual report will be delivered despite any requirements to do so.